F r a s e r a n d C o m p a n y

Barristers and Solicitors

Suite 1200-999 West Hastings Street, Vancouver, B.C. V6C 2W2
Tel: (604) 669-5244 Fax: (604) 669-5791 E-mail: wan@fraserlaw.com

January 7, 2005

VIA EDGAR AND COURIER

Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549-0405

Attention: Peggy A. Fisher, Assistant Director

Dear Sirs/Mesdames:

Re: Logicom, Inc.
Amendment No. 3 to Form SB-2 Registration Statement
File No. 333-118719

Further to your letter dated December 20, 2004, enclosed please find three clean copies and three blacklined copies (hard copies), filed with you, by courier. Also please find enclosed a red-tagged copy (which includes page numbers) and a clean copy (which also includes page numbers) filed with you, by Edgar, of Amendment No. 3 to Form SB-2 Registration Statement, including Exhibits. The Company has incorporated your requested changes and the following are the Company's response using the same numbering system as in your December 20, 2004 letter:

Prospectus Summary - Page 5

Summary Risk Factor - Page 5

1. It is so revised.

Our auditors have issued a going concern opinion - Page 6

2. It is so revised.

Business - Page 11

Present state of development - Page 14

3. It is revised on page 14, 15 and 18 accordingly.

Strategic Relationship - Page 15

4. It is so revised.

Plan of Operations - Page 18

5. The next-to-last sentence is deleted.

Part II

Undertakings

6. It is revised accordingly.

In addition, as the Company has changed its agent for service, the name, address and telephone under of agent for service is changed on the cover page of the Registration Statement and the prospectus date is revised to 2005 on the cover page of the prospectus.

If you have any other questions, please do note hesitate to contact the undersigned.

Yours truly,
FRASER and COMPANY

Per: "Ailin Wan"

Ailin Wan

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